Exhibit 99.1
BY-LAW NUMBER 2
AMENDMENT TO BY-LAW NO. 1
OF EXTENDICARE INC.
By-law No. 1 of the Corporation is hereby amended as follows:
1.	By adding the following definition to Section 1.1(a) following the definition of “director”:

““electronic document” means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;”

2.	By deleting the following definition in Section 1.1(a):

““Indemnified Person” means, for the purposes of Article 9, (a) each director and officer of the Corporation, (b) each former director and former officer of the Corporation, (c) each individual who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or an individual who undertakes or has undertaken any liability on behalf of the Corporation or at the Corporation’s request on behalf of any such body corporate), and (d) the respective heirs and legal representatives of each of the persons designated in the preceding paragraphs (a) through (c);”

3.	By amending Section 3.5 thereof by replacing the following provision:
“3.5	Meeting by Telephone and Other Electronic Means. A director may, if all the directors consent either by specific or general consent, participate in a meeting of directors or of a committee of directors by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at that meeting.”
with the following provision:
“3.5	Meeting by Telephonic and Other Electronic Means. A director may, if all the directors consent, participate in a meeting of the board or of a committee of the board by means of such telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.”
4.	By adding a new 6.10 as follows:
“6.10	Electronic Meetings and Voting. If the board calls a meeting of shareholders, it may determine that the meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the Corporation makes one available. Subject to compliance with the Act, any vote at a meeting of shareholders may be also be taken in whole or in part by means of a telephonic, electronic or other communication facility, if the Corporation makes one available. A person participating in a meeting by such means is deemed to be present at the meeting.”
5.	By amending Section 9.3 thereof by replacing the following provision:
“9.3	Limitation of Liability. Except as otherwise provided in the Act, no director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other person, any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation are invested, any loss, damage or expense arising from the bankruptcy, insolvency, acts or omissions of any person with whom any of the moneys, securities or other property of the Corporation shall be deposited, any loss, damage or expense occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune which shall happen in the execution of the duties of office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.”
with the following provision:
“9.3	Limitation of Liability. Except as otherwise provided in the Act, no director or officer and no other individual who acts at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, shall be liable for the acts, omissions, failures, neglects or defaults of any other person, any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation are invested, any loss, damage or expense arising from the bankruptcy, insolvency, acts or omissions of any person with whom any of the moneys, securities or other property of the Corporation shall be deposited, any loss, damage or expense occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune which shall happen in the execution of the duties of office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.”
6.	By amending Section 9.4 thereof by replacing the following provision:
“9.4	Indemnity of Directors and Officers. Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, to the full extent permitted by the Act, (i) the Corporation shall indemnify each Indemnified Person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer of such Corporation or body corporate (or by reason of having undertaken such liability); and (ii) the Corporation shall with the approval of a court indemnify each Indemnified Person in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by such director or officer in connection with such action; if in each case such Indemnified Person:
(a)	acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.
Notwithstanding the foregoing, the Corporation shall, without requiring the approval of a court, indemnify any Indemnified Person, in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour who has been substantially successful on the merits in the defence of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by such Indemnified Person in respect of such action or proceeding, provided that such Indemnified Person has satisfied the appropriate conditions referred to in (a) and (b) above.”
with the following provision:

“9.4	Indemnity of Directors and Officers. Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any individual under the Act or otherwise, to the full extent permitted by law, the Corporation:
(a)	shall indemnify each director or officer or former director or former officer and each other individual who acts or has acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity (and each such individual’s respective heirs and personal representatives) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, provided:
(i)	the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful; and
(b)	shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 9.4(a), subject to the repayment obligations in accordance with the Act.
Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 9.4(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.”
7.	By amending Section 10.1 thereof by replacing the following provision:
“10.1	Procedure for Sending Notices. Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee as recorded on the records of the Corporation and delivered in person, sent by prepaid mail or sent by any electronic means of sending messages, including telex or facsimile transmission or electronic mail. Notice shall not be sent by prepaid mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.”
with the following provision:
“10.1	Procedure for Sending Notices. Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the by-laws or otherwise to a shareholder or other securityholder of the Corporation or any director, officer or auditor of the Corporation shall be sufficiently given if sent in writing to the address of the addressee as recorded on the records of the Corporation and delivered in person, sent by prepaid mail or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by prepaid mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Subject to the Act, any notice so delivered or provided by electronic document shall be deemed to have been received when it was delivered personally or provided by electronic document as aforesaid and any notice so mailed shall be deemed to have been received on the fifth day after it was mailed.”
Adopted by the board of directors on December 15, 2005, to be confirmed by the holders of the Multiple Voting Shares and Subordinate Voting Shares at Extendicare Inc.’s Annual and Special Meeting on May 8, 2006.